CARRIER GLOBAL CORPORATION

13995 Pasteur Boulevard

Palm Beach Gardens, Florida 33418

July 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carrier Global Corporation Registration Statement on Form S-4 File No. 333-289048

Dear Mr. Kim:

In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4 (File No. 333-289048) (the “Registration Statement”) of Carrier Global Corporation (the “Company”) be accelerated by the Securities and Exchange Commission to 9:00 a.m., New York City time, on August 4, 2025 or as soon thereafter as practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform David A.P. Marshall of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3369, with written confirmation sent to the address listed on the cover of the Registration Statement. Please contact Mr. Marshall with any questions regarding the foregoing.

Sincerely,

CARRIER GLOBAL CORPORATION

By:	/s/ Erin O’Neal
Name:	Erin O’Neal
Title:	Executive Director, Corporate Secretary